Exhibit 99.1

Scorpio Tankers Inc. Announces Repurchases of Shares, Purchase of Call Options by the President of the Company, A New Credit Facility, and Participation in Upcoming Investor Events

MONACO, Jan. 04, 2023 (GLOBE NEWSWIRE) — Scorpio Tankers Inc. (NYSE:STNG) (“Scorpio Tankers,” or the “Company”), announced today that (i) it has purchased its common shares in the open market, (ii) the President of the Company, Robert Bugbee, has purchased call options on the common shares of the Company, (iii) it has received a commitment for a new credit facility and (iv) the Company will participate in at least six investor events during the first quarter of 2023.

Purchase of Common Shares

Recently, the Company purchased 415,062 of its common shares in the open market at an average price of $51.35 per share as part of the Company’s securities repurchase program.

Purchase of Call Options by the President of the Company

The President of the Company, Robert Bugbee, has purchased call options on 400,000 common shares (or 4,000 call option contracts) of the Company with a strike price of $40.00 for total consideration of $4,408,000. The call option contracts have an expiration of April 2023.

New Credit Facility

The Company has received a commitment from a group of European financial institutions for a credit facility of up to $225.0 million. The credit facility will be used to finance 11 MR product tankers and two LR2 product tankers. The credit facility has a final maturity of five years from the signing date and bears interest at SOFR plus a margin of 1.975% per annum.

The terms and conditions, including financial covenants, are similar to those set forth in the Company’s existing credit facilities. The credit facility is subject to customary conditions precedent and the execution of definitive documentation, and is expected to close within the first quarter of 2023.

The proceeds of this new facility are expected to be used to repay more expensive lease financing.

Investor Events

On January 11, 2023 the Company will announce an update on the fourth quarter of 2022 and first quarter of 2023 daily TCE revenues.

The Company will participate in the following investor events:

•On January 9, 2023, the Capital Link Webinar – Corporate Presentation Series
◦Register at https://webinars.capitallink.com/2023/company_presentation/
•On January 11, 2023, Investor Call hosted by Clarksons Securities*
•On January 12, 2023, Investor Call hosted by Jefferies*
•On January 17, 2023, the SEB Tanker Shipping Seminar*
•On February 7-8, 2023, the Stifel 2023 Transportation & Logistics Conference*
•On March 8-9, 2023, the DNB Energy & Shipping Conference*

* Please contact your sales representative at the relevant institution to register for their call, conference or seminar.

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns, lease finances or bareboat charters-in 113 product tankers (39 LR2 tankers, 60 MR tankers and 14 Handymax tankers) with an average age of 7.0 years. Additional information about the Company is available at the Company’s website www.scorpiotankers.com, which is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “project,” “likely,” “may,” “will,” “would,” “could” and similar expressions identify forward‐looking statements.

The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effect on demand for petroleum products and the transportation thereof, expansion and growth of the Company’s operations, risks relating to the integration of assets or operations of entities that it has or may in the future acquire and the possibility that the anticipated synergies and other benefits of such acquisitions may not be realized within expected timeframes or at all, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, including the impact of the conflict in Ukraine, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off‐hires, and other factors. Please see the Company’s filings with the SEC for a more complete discussion of certain of these and other risks and uncertainties.

Contact Information

Scorpio Tankers Inc.
James Doyle – Head of Corporate Development & Investor Relations
Tel: +1 646-432-1678
Email: investor.relations@scorpiotankers.com